"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

02DEC20 AM 9:40

02060738

Ref.:
Ellen W. Ronæss, Shareholder Service, Tel: +47 2254 4430

Date: 3 December 2002

SUPPL

ORK – Trade subject to notification

Chairman of the Board of Directors, Johan Fr. Odfjell, has today bought 10,000 Orkla-shares at a price of NOK 125 per share. His total shareholding following this transactions is 10,000 shares.

dlw 1/2/03

"Exemption No. 82-3998"

Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Reference:
Erik Thuestad, AVP Investor Relations, Tel: +47 22 54 44 25

Date: 04.12.2002

ORK – Trade in Elkem subject to notification

Orkla's Financial Investments area has on 3 December 2002 bought 9,000 shares in Elkem ASA at a price of NOK 155 per share. After this transaction Orkla including subsidiaries owns 19,407,643 Elkem shares, representing 39.4% of the share capital.

"Exemption No. 82-3998"

Notice to The Oslo Stock Exchange

02 DEC 20 [illegible] 9:49

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Reference:
Erik Thuestad, AVP Investor Relations, Tel: +47 22 54 44 25

Date: 05.12.2002

ORK – Trade in Elkem subject to notification

Orkla's Financial Investments.area has on 4 December 2002 bought 13,859 shares in Elkem ASA at a price of NOK 152 per share. After this transaction Orkla including subsidiaries owns 19,421,502 Elkem shares, representing 39.4% of the share capital.

"Exemption No. 82-3998"

Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Reference:
Rune Helland, VP Investor Relations, Tel: +47 22 54 44 11

Date: 06.12.2002

ORK – Trade in Elkem subject to notification

Orkla's Financial Investments area has on 5 December 2002 bought 15,100 shares in Elkem ASA at a price of NOK 153.50 per share. After this transaction Orkla including subsidiaries owns 19,436,602 Elkem shares, representing 39.4% of the share capital.

"Exemption No. 82-3998"

Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Reference:
Erik Thuestad, AVP Investor Relations, Tel: +47 22 54 44 25

Date: 27.11.2002

ORK – Trade in Elkem subject to notification

Orkla's Financial Investments area has on 26 November 2002 bought 23,750 shares in Elkem ASA at a price of NOK 169.86 per share. After this transaction Orkla including subsidiaries owns 19,246,968 Elkem shares, representing 39.1% of the share capital.

"Exemption No. 82-3998"

Notice to The Oslo Stock Exchange

ORKLA

02 DEC 20 AM 9:30

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Reference:
Erik Thuestad, AVP Investor Relations, Tel: +47 22 54 44 25

Date: 28.11.2002

ORK – Trade in Elkem subject to notification

Orkla's Financial Investments area has on 27 November 2002 bought 55,075 shares in Elkem ASA at a price of NOK 164.90 per share. After this transaction Orkla including subsidiaries owns 19,302,043 Elkem shares, representing 39.2% of the share capital.

"Exemption No. 82-3998"

Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Reference:
Erik Thuestad, AVP Investor Relations, Tel: +47 22 54 44 25

Date: 29.11.2002

ORK – Trade in Elkem subject to notification

Orkla's Financial Investments area has on 28 November 2002 bought 60,300 shares in Elkem ASA at a price of NOK 160 per share. After this transaction Orkla including subsidiaries owns 19,362,343 Elkem shares, representing 39.3% of the share capital.

"Exemption No. 82-3998"

Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Reference:
Erik Thuestad, AVP Investor Relations, Tel: +47 22 54 44 25

Date: 03.12.2002

ORK – Trade in Elkem subject to notification

Orkla's Financial Investments area has on 2 December 2002 bought 36,300 shares in Elkem ASA at a price of NOK 154.11 per share. After this transaction Orkla including subsidiaries owns 19,398,643 Elkem shares, representing 39.4% of the share capital.

"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22544411
Erik Thuestad, AVP Investor Relations, Tel.: +47 22544425

Date: 04.12.2002

ORK – Acquisition of Atisholz approved

Orkla's Chemicals area Borregaard has on 4 December 2002 formally acquired the Swiss company Atisholz AG after contractual conditions including official approval and due diligence are finalised. Atisholz AG will change its name to Borregaard Schweiz AG and will be headed by Managing Director Gunnar Vikström who has been responsible for Borregaard LignoTech. Borregaard Schweiz operates within the cellulose and wood chemicals industry. This acquisition is in line with Borregaard's strategic plan to concentrate its activities in global niches.

(Confer stock exchange notification dated 04.09.2002.)

Notice to The Oslo Stock Exchange

ORKLA

02 DEC 20 AM 9:

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Reference:
Erik Thuestad, AVP Investor Relations, Tel: +47 22 54 44 25

Date: 26.11.2002

ORK – Trade in Elkem subject to notification

Orkla's Financial Investments area has on 25 November 2002 bought 27,888 shares in Elkem ASA at a price of NOK 174.58 per share. After this transaction Orkla including subsidiaries owns 19,223,218 Elkem shares, representing 39.0% of the share capital.